

Mail Stop 3030

January 5, 2018

<u>Via E-mail</u>
Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place
60 E.42ND Street
Suite 4600
New York, New York, 10165

       Re: PAVmed Inc.
               Registration Statement on Form S-1
               Filed December 21, 2017, as amended January 4, 2018
               File No. 333-222234

Dear Dr. Aklog:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tom Jones at (202) 551-3602 with any questions.

                             Sincerely,

                             /s/ Tom Jones for

                             Amanda Ravitz
                             Assistant Director
                             Office of Electronics and Machinery

cc: Mark J. Wishner, Esq.